Exhibit 99.1

RADCOM Reports Second Quarter 2026 Results

2026 revenue guidance unchanged from the July 30 preliminary announcement

Three contracts secured after quarter-end, two new customers, including a competitive displacement, and one renewal

Board and management move to establish a $20 to $25 million share repurchase program

TEL AVIV, Israel – August 12, 2026 – RADCOM Ltd. (Nasdaq: RDCM) today announced financial results for the second quarter ended June 30, 2026.

Total revenues for the quarter were $11.8 million, down 33.4% from $17.7 million in the second quarter of 2025. As previously announced on July 30, 2026, second-quarter revenue was affected by deployment delays at some customers, as higher component costs and supply constraints slowed the buildout of the infrastructure required to deploy RADCOM’s solution and delayed customer purchasing decisions.

RADCOM views these delays as timing-related rather than a change in demand. The Company remained profitable on a non-GAAP basis for the first six months of 2026 and ended the second quarter with $109.7 million in cash, cash equivalents and short-term bank deposits, and no debt.

In the weeks following the close of the quarter, RADCOM secured three contracts, two with new customers and one renewal with an existing customer. As announced yesterday, RADCOM won a multi-year contract with new customer CETIN Networks in Slovakia to deploy end-to-end, AI-driven assurance across its mobile network, from the radio access network (RAN) to the core. CETIN Networks in Slovakia is part of CETIN International and the wider e& PPF Telecom Group, which together serve more than 12 million customers across four countries. The contract provides RADCOM with a potential foundation to expand across the broader group over time.

In Asia-Pacific, RADCOM won a new Tier-1 customer through a competitive request for proposal (RFP), displacing the long-standing incumbent. Modest in size, the win serves as a reference that positions the Company to compete for a larger, network-wide opportunity at the same operator.

RADCOM also renewed a contract with an existing European customer for RADCOM Network Visibility. These contracts closed just weeks after the quarter ended, underscoring the dynamic behind the second-quarter results: in operator deals, timing shifts, but demand and RADCOM’s competitive position do not.

“Demand for our solutions remains robust, and our customer relationships are strong; none of the delayed deployments were cancelled or lost to competition,” said Benny Eppstein, RADCOM’s Chief Executive Officer. “We expect to return to double-digit percentage revenue growth in 2027. With a strong balance sheet and no debt, we can continue investing in our RADCOM ACE platform and agentic AI roadmap through this period, positioning us to grow the business and build shareholder value.”

Second Quarter of 2026 Financial Highlights:

●	Total revenues for the second quarter of 2026 were $11.8 million, down 33.4% year over year from $17.7 million in the second quarter of 2025.

●	GAAP operating loss for the second quarter of 2026 was $3.8 million, or (31.9)% of revenue, compared to GAAP operating income of $1.7 million, or 9.9% of revenue, for the second quarter of 2025.

●	Non-GAAP operating loss for the second quarter of 2026 was $2.2 million, or (18.5)% of revenue, compared to non-GAAP operating income of $3.4 million, or 19.5% of revenue, for the second quarter of 2025.

●	GAAP net loss for the second quarter of 2026 was $3.1 million, or ($0.18) per diluted share, compared to GAAP net income of $2.4 million, or $0.15 per diluted share, for the second quarter of 2025.

●	Non-GAAP net loss for the second quarter of 2026 was $1.5 million, or ($0.09) per diluted share, compared to non-GAAP net income of $4.2 million, or $0.25 per diluted share, for the second quarter of 2025.

●	Cash flow in the second quarter of 2026 was $1.3 million. As of June 30, 2026, the Company had cash, cash equivalents and short-term bank deposits of $109.7 million and no debt.

First Six Months of 2026 Financial Highlights:

●	Total revenues for the first six months of 2026 were $30.3 million, compared to $34.2 million in the first six months of 2025, a decline of 11.4% year over year.

●	GAAP operating loss for the first six months of 2026 was $1.6 million, or (5.2)% of revenue, compared to GAAP operating income of $3.2 million, or 9.3% of revenue, for the first six months of 2025.

●	Non-GAAP operating income for the first six months of 2026 was $1.6 million, or 5.1% of revenue, compared to non-GAAP operating income of $6.6 million, or 19.2% of revenue, for the first six months of 2025.

●	GAAP net loss for the first six months of 2026 was $0.04 million, or $0.00 per diluted share compared to GAAP net income of $4.9 million, or $0.29 per diluted share, for the first six months of 2025.

●	Non-GAAP net income for the first six months of 2026 was $3.2 million, or $0.19 per diluted share, compared to non-GAAP net income of $8.3 million, or $0.50 per diluted share, for the first six months of 2025.

Recent Highlights:

●	Three contracts secured after the close of the second quarter: RADCOM won a multi-year contract with new customer CETIN Networks in Slovakia to deploy end-to-end, AI-driven assurance across its mobile network, from the RAN to the core. RADCOM will replace the incumbent assurance provider and support CETIN’s transition to 5G Standalone and a cloud-native core. CETIN Networks in Slovakia is part of CETIN International and the wider e& PPF Telecom Group, which together serve more than 12 million customers across four countries, providing RADCOM with a potential foundation to expand across the broader group over time.

●	Won a competitive RFP with a new Tier-1 customer in Asia-Pacific, displacing the long-standing incumbent; and a renewal with an existing European customer for RADCOM Network Visibility.

●	Launched RADCOM ADM (Analytics Designer Module), a new module of the RADCOM ACE platform powered by the RADCOM RASE real-time adaptive streaming engine. The module allows operators to define, configure, and deploy datasets, key performance indicators (KPIs), and alarms in real time without vendor engagement or service interruption, cutting analytics change cycles from months to same-day deployment.

Outlook

RADCOM reaffirms its full-year 2026 revenue outlook of $57 to $63 million, with a midpoint of $60 million, as announced on July 30, 2026. The Company expects to remain profitable on a non-GAAP basis in 2026 and to return to double-digit percentage revenue growth in 2027.

Share Repurchase Program

RADCOM also announced that its Board of Directors and management have decided to move forward with the required steps to establish a share repurchase program of $20 to $25 million. The Company has already initiated this process and intends to complete it as quickly as permitted under applicable regulations. After and subject to the completion of the required steps and the necessary approvals, RADCOM will proceed with the buyback.

“We remain confident in RADCOM’s long-term prospects, and we believe repurchasing our shares is a compelling use of capital at current valuation levels,” said Benny Eppstein, RADCOM’s Chief Executive Officer. “With $109.7 million in cash, cash equivalents and short-term bank deposits, and no debt, we can return capital to shareholders while continuing to invest in our platform and our AI roadmap.”

Conference Call and Webcast

RADCOM’s management will host an interactive conference call on Wednesday, August 12, 2026, at 8:00 a.m. Eastern Time (3:00 p.m. Israel Time) to discuss the results and answer participants’ questions.

Conference call details:

Date / Time: Wednesday, August 12, 2026, at 8:00 a.m. Eastern Time / 3:00 p.m. Israel Time

USA Toll-Free: 1-866-652-8972

USA Toll-Free (alternate): 1-800-994-4498

Local Access: 03-9180609

Webcast (live and replay): https://www.veidan-conferencing.com/radcom

An archived replay of the call will be available on the RADCOM website following the live event.

###

For all investor inquiries, please contact:

Investor Relations:

Rob Fink or Joey Delahoussaye

FNK IR

rdcm@fnkir.com

646-809-4048/312-809-1087

Company Contact:

Hod Cohen

CFO

+972-3-645-5055

hod.cohen@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is a leading provider of advanced, intelligent assurance solutions with integrated AI Operations (AIOps) capabilities. Its flagship platform, RADCOM ACE, harnesses AI-driven analytics and generative AI (GenAI) to improve customer experiences. From lab testing to full-scale deployment, RADCOM utilizes cutting-edge networking technologies to capture and analyze real-time data. Its advanced 5G portfolio delivers end-to-end network observability, from the radio access network (RAN) to the core.

Designed to be open, vendor-neutral, and cloud-agnostic, RADCOM’s solutions drive next-generation network automation, optimization, and efficiency. By leveraging AI-powered intelligence, RADCOM reduces operational costs, enables predictive customer insights, and seamlessly integrates with business support systems (BSS), operations support systems (OSS), and service management platforms. Offering a complete, real-time view of mobile and fixed networks, RADCOM empowers telecom operators to ensure exceptional service quality, enhance user experiences, and build customer-centric networks.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, financial income (expenses) and amortization of intangible assets related to acquisitions, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “believe,” “may,” “might,” “potential,” “anticipate,” “plan,” “will,” “should,” “would,” “forecast,” “guidance,” “outlook,” “target” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its full-year 2026 revenue guidance or outlook, its expectation that it will remain profitable on a non-GAAP basis in 2026 and return to double-digit percentage revenue growth in 2027, its view that second-quarter deployment delays are timing-related rather than a change in demand, demand for its solutions, competitive position and the strength of customer relationships, its ability to continue investing in RADCOM ACE and its agentic AI and AI roadmap, its positioning to grow the business and build shareholder value, the expected scope, timing, implementation, benefits, customer transition and expansion potential of the contracts secured after quarter-end, the expected capabilities and benefits of RADCOM ADM, RADCOM RASE and AI-based offerings, the establishment, size, timing, initiation and implementation of its intended share repurchase program and its ability to return capital to shareholders while continuing to invest in its platform and AI roadmap, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, including a decline in demand for the Company’s products; delays in customer network deployments and deferrals of customer purchasing decisions; increases in component costs and supply chain constraints affecting the Company’s customers, the Company’s dependence on a limited number of large customers, the risk that actual results differ from the Company’s revenue outlook, growth expectations, non-GAAP profitability expectations or capital-allocation plans; the risk that delayed deployments are not completed on the expected timeline or at all; the risk that the Company does not realize the anticipated scope, timing, implementation, revenue, benefits, customer-transition objectives or expansion opportunities of the contracts secured after quarter-end; the risk that the Company does not establish or complete the intended share repurchase program on the contemplated terms, size or timetable, or at all; risks relating to the timing, amount and price of any repurchases; inability to timely develop and introduce new technologies, products and applications, including AI-based offerings; loss of market share and pressure on prices resulting from competition; and the effects of the conflict in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM LTD.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026			2025
Revenues	$11,760	$17,658		$30,345		$34,249
Cost of revenues	2,931	4,367		7,443		8,459
Gross profit	8,829	13,291		22,902		25,790
Research and development, gross	5,781	4,964		11,399		9,713
Less - royalty-bearing participation	58	-		113		25
Research and development, net	5,723	4,964		11,286		9,688
Sales and marketing	5,313	4,936		10,148		9,800
General and administrative	1,550	1,651		3,048		3,100
Total operating expenses	12,586	11,551		24,482		22,588
Operating (loss) income	(3,757)	1,740		(1,580)		3,202
Financial income, net	805	793		2,020		1,913
(Loss) income before taxes on income	(2,952)	2,533		440		5,115
Taxes on income	162	95		477		237

Net (loss) income	$(3,114)	$2,438		$(37)		$4,878

Basic net (loss) income per ordinary share	$(0.18)	$0.15	$	(*	)	$0.30
Diluted net (loss) income per ordinary share	$(0.18)	$0.15	$	(*	)	$0.29
Weighted average number of ordinary shares used in computing basic net (loss) income per ordinary share	16,837,029	16,176,162		16,758,575		16,095,140
Weighted average number of ordinary shares used in computing diluted net (loss) income per ordinary share	16,837,029	16,711,789		16,758,575		16,686,397

(*) Less than $ 0.01

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
GAAP gross profit	$8,829	$13,291	$22,902	$25,790
Stock-based compensation	90	100	179	199
Amortization of intangible assets	56	56	111	111
Non-GAAP gross profit	$8,975	$13,477	$23,192	$26,100

GAAP research and development, net	$5,723	$4,964	$11,286	$9,688
Stock-based compensation	465	428	948	887
Non-GAAP research and development, net	$5,258	$4,536	$10,338	$8,801

GAAP sales and marketing	$5,313	$4,936	$10,148	$9,800
Stock-based compensation	577	583	1,113	1,205
Amortization of intangible assets	29	28	58	57
Non-GAAP sales and marketing	$4,707	$4,325	$8,977	$8,538

GAAP general and administrative	$1,550	$1,651	$3,048	$3,100
Stock-based compensation	370	501	733	921
Non-GAAP general and administrative	$1,180	$1,150	$2,315	$2,179

GAAP total operating expenses	$12,586	$11,551	$24,482	$22,588
Stock-based compensation	1,412	1,512	2,794	3,013
Amortization of intangible assets	29	28	58	57
Non-GAAP total operating expenses	$11,145	$10,011	$21,630	$19,518

GAAP operating (loss) income	$(3,757)	$1,740	$(1,580)	$3,202
Stock-based compensation	1,502	1,612	2,973	3,212
Amortization of intangible assets	85	84	169	168
Non-GAAP operating (loss) income	$(2,170)	$3,436	$1,562	$6,582

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended June 30,			Six months ended June 30,
	2026	2025		2026		2025
GAAP (loss) income before taxes on income	$(2,952)	$2,533		$440		$5,115
Stock-based compensation	1,502	1,612		2,973		3,212
Amortization of intangible assets	85	84		169		168
Financial income, net	23	21		109		27
Non-GAAP (loss) income before taxes on income	$(1,342)	$4,250		$3,691		$8,522

GAAP net (loss) income	$(3,114)	$2,438		$(37)		$4,878
Stock-based compensation	1,502	1,612		2,973		3,212
Amortization of intangible assets	85	84		169		168
Financial income, net	23	21		109		27
Non-GAAP net (loss) income	$(1,504)	$4,155		$3,214		$8,285

GAAP net (loss) income per diluted share	$(0.18)	$0.15		(*	)	$0.29
Stock-based compensation	0.09	0.10		0.17		0.20
Amortization of intangible assets	(* )	(*	)	0.01		0.01
Financial income, net	(* )	(*	)	(*	)	(*	)
Non-GAAP net (loss) income per diluted share	$(0.09)	$0.25		$0.19		$0.50

Weighted average number of shares used to compute diluted net (loss) income per share	16,837,029	16,711,789		17,186,135		16,686,397

(*) Less than $ 0.01

RADCOM LTD.

Consolidated Balance Sheets

(Unaudited)

(thousands of U.S. dollars)

	As of	As of
	June 30, 2026	December 31, 2025
Current Assets
Cash and cash equivalents	$12,609	$30,486
Short-term bank deposits	97,093	79,437
Trade receivables, net	21,558	20,245
Inventories	674	318
Other accounts receivable and prepaid expenses	2,457	2,036
Total Current Assets	134,391	132,522

Non-Current Assets
Severance pay fund	3,381	3,431
Other long-term receivables	3,001	2,866
Property and equipment, net	1,270	988
Operating lease right-of-use assets	2,411	2,898
Goodwill and intangible assets, net	2,099	2,269
Total Non-Current Assets	12,162	12,452

Total Assets	$146,553	$144,974

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$3,657	$2,632
Deferred revenues and advances from customers	1,163	1,100
Employee and payroll accruals	5,666	7,325
Operating lease liabilities	1,191	1,099
Other liabilities and accrued expenses	9,996	10,872
Total Current Liabilities	21,673	23,028

Non-Current Liabilities
Accrued severance pay	4,708	4,790
Operating lease liabilities	1,662	2,135
Other liabilities and accrued expenses	1,083	916
Total Non-Current Liabilities	7,453	7,841

Total Liabilities	$29,126	$30,869

Shareholders’ Equity
Share capital	$830	$809
Additional paid-in capital	170,440	167,172
Accumulated other comprehensive loss	(2,852)	(2,923)
Accumulated deficit	(50,991)	(50,953)

Total Shareholders’ Equity	117,427	114,105
Total Liabilities and Shareholders’ Equity	$146,553	$144,974